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                                                              File No. 005-54629
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                              Amendment No. 2 to
                                SCHEDULE 14D-1*

                      TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                      BOSTON CELTICS LIMITED PARTNERSHIP
                           (Name of Subject Company)

                          CASTLE CREEK PARTNERS, L.P.
                                   (Bidder)

                           Limited Partnership Units
                        (Title of Class of Securities)

                                   100577105
                     (CUSIP Number of Class of Securities)

                                Paul E. Gaston
                     Chief Executive Officer and President
                        Castle Creek Partners GP, Inc.
                              151 Merrimac Street
                               Boston, MA  02114
                                (617) 523-6050
 (Name, Address and Telephone Number of Person Authorizing to Receive Notices
                    and Communications on Behalf of Bidder)

                                  Copies To:
   Jeffrey L. Holden, Esq.                          John F. Olson, Esq.
1155 Connecticut Avenue, N.W.                   Gibson, Dunn & Crutcher LLP
   Washington, D.C.  20036                1050 Connecticut Ave., N.W., Suite 900
        (202) 429-6585                            Washington, D.C. 20036
                                                     (202) 955-8500

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*  CONSTITUTING THE FINAL AMENDMENT TO SCHEDULE 14D-1.
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INTRODUCTION

  This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on January 13, 1999 (the "Schedule 14D-1"), as amended and supplemented by Amendment No. 1, filed on February 23, 1999, relating to the offer by Castle Creek Partners, L.P. ("Castle Creek") to purchase up to 430,000 limited partnership units (the "Units") of Boston Celtics Limited Partnership, a Delaware limited partnership ("BCLP") at a price of $17.00 per Unit, net to the tendering Unitholder in cash, upon the terms set forth in the Offer to Purchase, dated as of January 13, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached to the Tender Offer Statement as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms not defined in this Amendment No. 2 have the meanings given to them in the Offer to Purchase.

Item 6.  Interest in Securities of the Subject Company

  Item 6 of the Schedule 14D-1 is hereby amended to add the following information:

    The Offer expired at 5:00 P.M., New York City time, on March 1, 1999. Based upon preliminary information provided by ChaseMellon Shareholder Services, L.L.C., the depositary, approximately 833,197 Units were validly tendered and not withdrawn pursuant to the Offer (including Units tendered by means of guaranteed delivery). On March 2, 1999, Castle Creek accepted for payment 430,000 of such Units. On March 5, 1999, the final pro-ration factor of
  0.519425925 was determined by ChaseMellon Shareholder Services, L.L.C., the depositary. Following the purchase of Units tendered, Castle Creek will beneficially own 552,100 Units, or approximately 20.4% of all outstanding Units.


Item 10.  Additional Information

  Item 10(f) of the Schedule 14D-1 is hereby amended to add the following information:

    The Offer expired at 5:00 P.M., New York City time, on Monday, March 1,
  1999.

Item 11.  Material to be Filed as Exhibits

  Item 11 of Schedule 14D-1 is amended and supplemented by adding the following exhibits:

  (a)(10) Press Release, dated March 2, 1999, issued by Castle Creek

  (a)(11) Press Release, dated March 5, 1999, issued by Castle Creek

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                                   SIGNATURE

  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 1999
                                      CASTLE CREEK PARTNERS, L.P.

                                      By:  Castle Creek Partners GP, Inc.
                                      Its: General Partner

                                      /s/  Richard G. Pond
                                      -----------------------------
                                      By:  Richard G. Pond
                                      Its: Executive Vice President

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                                 EXHIBIT INDEX


                                                                                                   Sequentially
Exhibit                                                                                              Numbered
 Number                                       Exhibit Index                                            Page
-------                                       -------------                                        ------------
 (a)(1)   Offer to Purchase, dated January 13, 1999                                                      *
 (a)(2)   Letter of Transmittal                                                                          *
 (a)(3)   Notice of Guaranteed Delivery                                                                  *
 (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees               *
 (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and           *
          Other Nominees
 (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9          *
 (a)(7)   Form of Summary Advertisement, dated January 13, 1999                                          *
 (a)(8)   Press Release, dated January 13, 1999 issued by Castle Creek                                   *
 (a)(9)   Press Release, dated February 22, 1999, issued by Castle Creek                                 *
 (a)(10)  Press Release, dated March 2, 1999, issued by Castle Creek
 (a)(11)  Press Release, dated March 5, 1999, issued by Castle Creek
 (b)      None
 (c)      None
 (d)      None
 (e)      Not Applicable
 (f)      None

*Previously filed.

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